FORM 4                             OMB APPROVAL
                                   OMB Number:  3235-0287
[  ] Check this box if no longer   Expires:  September 30, 1998
     subject to Section 16.        Estimated average burden
     Form 4 or Form 5 obligations hours per response . . . 0.5 may continue. See Instruc-tion 1(b).

                               - NEW -
          UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

            STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

  Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding
           Company Act of 1935 or Section 30(f) of the
                  Investment Company Act of 1940

(Print or Type Responses)
1.   Name and Address of Reporting Person

     Mendelsohn          Lawrence            A.
     (Last)              (First)             (Middle)

     1776 SW Madison Street
     (Street)

     Portland       OR        97205
     (City)         (State)   (Zip)

2.   Issuer Name and Ticker or Trading Symbol
     Wilshire Financial Services Group Inc. (WFSG)

3.   IRS or Social Security Number of Reporting Person
     (Voluntary)

4.   Statement for Month/Year
     March 1997

5.   If Amendment, Date of Original (Month/Year)

6.   Relationship of Reporting Person(s) to Issuer (Check all
     applicable)
     _X_ Director                       _X_ 10% Owner
     _X_ Officer (give title below)     ___ Other (specify below)

     ________President______

7.   Individual or Joint/Group Filing (Check Applicable Line)
     ___ Form filed by One Reporting Person
     ___ Form filed by More than One Reporting Person


FORM 4 (continued)

Table I --     Non-Derivative Securities Acquired, Disposed of,
               or Beneficially owned

1.   Title of Security (Instr. 3)
     Common Stock
     Common Stock

2.   Transaction Date(Month/Day/Year)
     3/21/97

3.   Transaction Code (Instr. 8)
     Code                V
     P

4.   Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and
     5)

     Amount              (A) or (D)          Price
     5,000               A                   $15.00

5.   Amount of Securities Beneficially Owned at End of Month
     (Instr. 3 and 4)
        70,000
     1,743,330

6.   Ownership Form:  Direct (D) or Indirect (I)(Instr. 4)
     I
     D

7.   Nature of Indirect Beneficial Ownership (Instr. 4)
     By-P'ship(1)




















                                                  SEC 1474 (7-96)

FORM 4 (continued)

Table II --    Derivative Securities Acquired, Disposed of, or
               Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)


1.   Title of Derivative Security(Instr. 3)
     Options
     Options

2.   Conversion or Exercise Price of Derivative Security
     $11.43
     $11.43

3.   Transaction Date (Month/Day/Year)

4.   Transaction Code (Instr. 8)
     Code                V

5.   Number of Derivative Securities Acquired (A) or Disposed of
     (D) (Instr. 3, 4, and 5)
     (A)            (D)

6.   Date Exercisable and Expiration Date (Month/Day/Year)
     Date Exercisable                   Expiration Date
     1/2/97                             12/24/01
     1/2/97                             12/24/06

7.   Title and Amount of Underlying Securities (Instr. 3 and 4)
     Title                    Amount or Number of Shares
     Common Stock              19,047
     Common Stock             345,953

8.   Price of Derivative Security (Instr. 5)

9.   Number of Derivative Securities Beneficially Owned at End of
     Month (Instr. 4)
      19,047
     345,953

10.  Ownership Form of Derivative Security:  Direct (D) or Indirect
     (I) (Instr. 4)
     D
     D

11.  Nature of Indirect Beneficial Ownership (Instr. 4)






                                                  SEC 1474 (7-96)

FORM 4 (continued)

 Explanation of Responses:
1. Mr. Mendelsohn disclaims beneficial interest except to the extent of his pecuniary interest.

               /s/ Lawrence A. Mendelsohn         April 9, 1997
               **Signature of Reporting Person         Date
                 Lawrence A. Mendelsohn

**   Intentional misstatements or omissions of facts constitute
     Federal Criminal Violations.
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
               If space provided is insufficient, see Instruction
               6 for procedure.